NETWORK-1 SECURITY SOLUTIONS, INC.
                           445 Park Avenue, Suite 1028
                            New York, New York 10022



                                                               December 22, 2005



Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. (Mailroom)
Washington, DC  20549
Attention:  Maryse Mills-Apenteng



     Re:  Network-1 Security Solutions, Inc.
          Amendment No. 2 on Form S-2 to
          Form S-3 Registration Statement
          File No. 126013
          ----------------------------------


Dear Ms. Mills-Apenteng:

     In connection with the acceleration request of Network-1 Security Solutions, Inc. ("Network-1") and the letter of the staff dated the date hereof, we acknowledge as follows:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Network-1 from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. Network-1 may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                       Very truly yours,



                                       Network-1 Security Solutions, Inc.



                                       By: /s/ Corey M. Horowitz
                                           ------------------------------------
                                           Corey M. Horowitz
                                           Chairman and Chief Executive Officer